

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2023

Brian John
Chief Executive Officer
Jupiter Wellness, Inc.
1061 E. Indiantown Rd., Ste. 110
Jupiter, FL 33477

   Re: Jupiter Wellness, Inc.
     Form 8-K filed January 10, 2023
     Correspondence filed May 12, 2023
     File No. 001-39569

Dear Brian John:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Industrial Applications and Services

cc: Arthur Marcus, Esq.